SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)

A. H. Belo Corporation

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 20 1

(CUSIP Number)

James M. Moroney III

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons James M. Moroney III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Moroney Preservation Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 to Schedule 13D is filed to report the following changes to the information previously disclosed in Amendment No. 2 to Schedule 13D filed by Mr. Moroney on February 2, 2016.

Item 1. Security and Issuer.

Item 1 is amended and supplemented to add the following information:

This statement on Schedule 13D (this “Statement”) relates to Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), of A. H. Belo Corporation, a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 224866, Dallas, Texas, 75222-4866.

Item 2. Identity and Background.

Item 2 is amended and supplemented to add the following information:

(a) This statement is filed on behalf of James M. Moroney III, individually (“Mr. Moroney”), and by Moroney Preservation Limited, a Texas limited partnership (“Preservation”), the general partner of which is Moroney Holdings, Inc., an entity controlled by Mr. Moroney.

(b) The address of the principal business and principal office for Preservation is P.O. Box 224866, Dallas, Texas, 75222-4866. Prior to the transactions described herein, the primary business of Preservation was to maintain the voting rights of the Series B Common Stock of the Issuer that it held and to prevent ownership of the Series B Common Stock from becoming fractionalized. The general partner of Preservation is Moroney Holdings, Inc., an entity controlled by Mr. Moroney, whose principal business and principal office address is P.O. Box 224866, Dallas, Texas 75222-4866.

The address of the principal business and principal office for Mr. Moroney is P.O. Box 224866, Dallas, Texas, 75222-4866.

(c) Mr. Moroney is a director of the Issuer, which is a newspaper publishing company. The address of the Issuer is P.O. Box 224886, Dallas, Texas 75222-4866.

(d) & (e) During the last five years, neither Preservation nor Mr. Moroney (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Moroney is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following information:

This Statement reflects the sale of 454,155 shares of Series B Common Stock by Preservation and Mr. Moroney and by other entities affiliated with, and family members of, Mr. Moroney, to Robert W. Decherd in privately-negotiated transactions at a price of $5.00 per share on December 9, 2019. These sales consisted of (a) 76,145 shares of Series B Common Stock which Mr. Moroney held directly; (b) 377,530 shares of Series B Common Stock which were held by Preservation; (c) 320 shares of Series B Common Stock which Mr. Moroney acquired from his spouse immediately prior to selling them to Mr. Decherd; and (d) 160 shares of Series B Common Stock which Mr. Moroney acquired from his adult children immediately prior to selling them to Mr. Decherd. The purchases from family members described above were made at the same price at which the shares were sold to Mr. Decherd.

The transaction was executed concurrently with the sale of (a) 197,664 shares of Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), of the Issuer by Mr. Moroney, (b) 954 shares of Series A Common Stock by a limited liability company of which Mr. Moroney acts as manager and (c) 5,960 shares of Series A Common Stock by a charitable foundation of which Mr. Moroney is chairman, in each case to Mr. Decherd. Mr. Moroney retained ownership of 32,481 shares of Series A Common Stock.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following information:

On December 9, 2019, Mr. Moroney sold the shares of Series B Common Stock held by him and held by Preservation to Mr. Decherd in the transactions described above. He made the decision to sell such shares on the basis of discussions with Mr. Decherd, the price offered by Mr. Decherd, market conditions, and the familial relationship between himself and Mr. Decherd. Mr. Moroney and Mr Decherd are second cousins. The acquisitions of 480 shares of Series B Common Stock from other family members described under Item 3 above were made immediately prior to the sale in order to offer liquidity to those family members [while complying with certain transfer limitations under the Company’s Certificate of Formation applicable to the Series B Common Stock.]

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information:

(a) As of the date of filing of this Statement, Preservation beneficially owns 0 shares of Series B Common Stock. As of the date of filing of this Statement, Mr. Moroney beneficially owns 0 shares of Series B Common Stock.

(b) As of the date of filing of this Statement, neither Preservation nor Mr. Moroney has (i) the sole power to vote and sole dispositive power over any shares of the Series B Common Stock and (ii) the shared power to vote and shared dispositive power over any shares of the Series B Common Stock.

(c) Except as disclosed in Item 3, neither Preservation nor Mr. Moroney has effected any transaction involving shares of the Series B Common Stock of the Issuer during the past 60 days.

(d) The partners of Preservation have the right to receive dividends from and proceeds from the sale of the Issuer’s Series B Common Stock held on their behalf. Mr. Moroney and each of his three siblings each hold an approximately one-quarter interest in Preservation. As described in Item 6 below, in the event there is a sale of substantially all of the assets or a merger of the Company during the two-year period following December 9, 2019, Mr. Moroney (or family members of, or entities affiliated with, Mr. Moroney) has the right to receive 85% of the difference between $5.00 per share and any higher transaction price for the shares of Series B Common Stock only. Other than as reported in this Item 5(d) and Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series B Common Stock set forth above.

(e) Preservation and Mr. Moroney each ceased to beneficially own any shares of the Issuer’s Series B Common Stock on December 9, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information:

Pursuant to a Letter Agreement dated December 9, 2019, between Robert W. Decherd and Mr. Moroney, Mr. Decherd agreed that, in the event there is a sale of substantially all of the assets or a merger of the Company during the two-year period following December 9, 2019, Mr. Decherd will pay Mr. Moroney (or family members of, or entities affiliated with, Mr. Moroney) 85% of the difference between $5.00 per share and any higher transaction price for the shares of Series B Common Stock only. A copy of that Letter Agreement is attached as an exhibit to this Amendment No. 3.

Other than as described in the immediately preceding paragraph, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented to add the following information:

Letter Agreement dated December 9, 2019, between Robert W. Decherd and Mr. Moroney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019	JAMES M. MORONEY III, individually

/s/ James M. Moroney III
James M. Moroney III

Dated: December 13, 2019	MORONEY PRESERVATION LIMITED By: Moroney Holdings, Inc., its General Partner

/s/ James M. Moroney III
James M. Moroney III President, Moroney Holdings, Inc.